Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Casey’s General Stores, Inc. The Offer (as defined below) is made solely by the Offer to Purchase, dated July 29, 2010, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Casey’s General Stores, Inc. common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Casey’s General Stores, Inc. by one or more registered brokers or dealers registered under that jurisdiction’s laws.

Notice of Offer to Purchase for Cash

by

Casey’s General Stores, Inc.

of

Up to $500,000,000 in Value of Shares of its Common Stock

(including the Series A Serial Preferred Stock Purchase Rights)

at a Purchase Price not greater than $40.00

nor less than $38.00 per Share

Casey’s General Stores, Inc., an Iowa corporation (the “Company” or “Casey’s”), is offering to purchase for cash up to $500 million in value of shares of common stock, no par value per share, of the Company (“Shares”), together with the associated rights to purchase Series A Serial Preferred Stock, no par value per share, of the Company issued pursuant to the Rights Agreement dated as of April 16, 2010, between the Company and Computershare Trust Company, N.A., as Rights Agent, at a price not greater than $40.00 nor less than $38.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON AUGUST 25, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions, including the consummation by the Company of debt financing on terms satisfactory to the Company, that is sufficient, together with available cash, to fund the purchase of Shares in the Offer and pay fees and expenses in connection with the Offer.

The Company’s Board of Directors (the “Board”) has approved the making of the Offer. However, none of Casey’s, the Board, the Depositary (as defined below) or the Information Agent (as defined below) makes any recommendation as to whether shareholders should tender or refrain from tendering their Shares, or as to the price or prices at which shareholders should tender their Shares. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which they may choose to tender their Shares.

Shareholders should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Offer.

Casey’s is commencing the Offer because the Board believes that the Offer will generate significant value for Casey’s shareholders. The Offer will provide Casey’s shareholders with an opportunity to tender their Shares and thereby receive a return of capital if they so elect, without potential disruption to the share price and the usual transaction costs associated with market sales. Alternatively, shareholders may elect not to participate in the Offer and thereby increase their percentage ownership of Casey’s following the completion of the Offer and benefit from the expected enhanced earnings per share. On June 2, 2010, Alimentation Couche-Tard Inc. (“Couche-Tard”), through its wholly owned subsidiary, ACT Acquisition Sub, Inc., commenced an unsolicited tender offer (the “Couche-Tard Offer”) to acquire all outstanding Shares at $36 per Share. On July 22, 2010, Couche-Tard increased its offer price under the Couche-Tard Offer to $36.75 per Share. The Board believes that the Couche-Tard Offer greatly undervalues the Company, and the Offer provides an opportunity for shareholders to immediately realize a portion of this additional value in cash.

Each shareholder desiring to tender Shares pursuant to the Offer must either (1) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Tender Offer,” in which case the shareholder will be deemed to have tendered his or her Shares at the minimum price of $38.00 per Share, or (2) check one, and only one, of the boxes corresponding to the price at which Shares are being tendered in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined by You.” A tender of Shares will be valid only if one, and only one, of these boxes is checked on the Letter of Transmittal.

Each shareholder desiring to tender Shares must follow the instructions and procedures described in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Participants in Casey’s General Stores, Inc. 401(k) Plan (the “KSOP”) and holders of vested options to purchase Shares under the Company’s equity compensation plans or of options to purchase Shares under the Company’s equity compensation plans that will vest prior to the expiration of this Offer (“Options”) should also follow the instructions and procedures described in Section 3 of the Offer to Purchase to tender Shares.

On the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, the Company will determine a single share price, not greater than $40.00 nor less than $38.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for Shares properly tendered and not withdrawn in the Offer, taking into account the total number of Shares tendered and the prices specified by tendering shareholders. After the Offer expires, the Company will look at the prices chosen by shareholders for all Shares properly tendered and not withdrawn. The Company will then select the lowest purchase price (in multiples of $0.25) (the “Purchase Price”) within the price range specified above that will allow it to purchase $500 million in value of Shares, or a lower amount depending on the number of Shares properly tendered and not withdrawn. If, based on the Purchase Price the Company determines, Shares having an aggregate value of less than $500 million are properly tendered, the Company will buy all the Shares that are properly tendered and not withdrawn. All Shares the Company acquires in the Offer will be acquired at the same Purchase Price regardless of whether a shareholder tendered at a lower price. The Company will purchase only Shares tendered at prices at or below the Purchase Price that the Company determines. However, because of the odd lot priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the Shares tendered at or below the Purchase Price if, based on the Purchase Price that is determined, more than $500 million in value of Shares are properly tendered and not withdrawn. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at the Company’s expense promptly after the expiration of the Offer.

If, based on the Purchase Price the Company determines, Shares having an aggregate value in excess of $500 million are properly tendered at or below the Purchase Price and not withdrawn, the Company will purchase Shares as follows:

•	first, from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares at or below the Purchase Price selected by the Company;

•

second, from all other shareholders who properly tender Shares at or below the Purchase Price selected by the Company, on a pro rata basis (except for shareholders who tendered Shares conditionally for which the condition was not satisfied); and

•

third, only if necessary to permit the Company to purchase $500 million in value of Shares, from holders who have properly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

As a result of the foregoing priorities applicable to the purchase of Shares tendered, it is possible that all of the Shares that a shareholder tenders in the Offer may not be purchased. In addition, if a tender is conditioned upon the purchase of a specified number of Shares, it is possible that none of those Shares will be purchased.

Because of the difficulty in determining the number of Shares properly tendered and not withdrawn, and because of the odd lot priority, proration and conditional tender provisions described in the Offer to Purchase, the Company expects that it will not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least four business days after the Offer expires. The Offer will expire at 12:00 midnight, New York City time, on August 25, 2010, unless the Company extends the period of time during which the Offer will remain open (such date and time, as it may be extended, the “Expiration Time”). The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Time.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Purchase Price, and not withdrawn, only when, as and if the Company gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of its acceptance of the Shares for payment pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment in the Offer will be made only after timely receipt by the Depositary of certificates for the Shares (or a timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the book-entry transfer facility), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), or an agent’s message, in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

The Depositary will return certificates for unpurchased Shares promptly after the Expiration Time or the valid withdrawal of the Shares, as applicable, or, in the case of Shares tendered by book-entry transfer, the Depositary will credit the Shares to the appropriate account maintained by the tendering broker/dealer participant, in each case without expense to the shareholder.

Shares that we acquire in the Offer will be retired and be restored to the status of authorized but unissued Shares and will be available for us to issue in the future without further shareholder action (except as required by applicable law or the NASDAQ Listing Rules) for all purposes, such as issuance under our stock option plans, the acquisition of other businesses or the raising of additional capital for use in our business. We have no current plans for the issuance of Shares purchased in the Offer.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 of the Offer to Purchase by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. The Company’s reservation of the right to delay payment for Shares which the Company has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law (including Rule 13e-4 under the Exchange Act), the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including by changing the Purchase Price range or the aggregate Purchase Price limit. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the business day immediately following the then Expiration Time. Any public announcement made under the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law (including Rule 13e-4 under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire or another comparable service.

If the Company materially changes the terms of the Offer or the information concerning the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(e)(3) and 13e-4(f)(1) under the Exchange Act. If (1) the Company makes any change to (a) the price range at which the Company is offering to purchase Shares in the Offer, (b) decrease the aggregate Purchase Price limit and thereby decrease the number of Shares purchasable in the Offer, or (c) increase the aggregate Purchase Price limit and thereby increase the number of Shares purchasable in the Offer by more than 2% of the Company’s outstanding Shares and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to shareholders in the manner specified above, the Offer will be extended until the expiration of such ten business day period.

Shareholders may withdraw any Shares they have tendered at any time prior to the Expiration Time. If the Company has not accepted for payment the Shares a shareholder has tendered, such shareholder may also withdraw his or her Shares at any time after 12:00 midnight, New York City time, on September 23, 2010. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of the addresses or at the facsimile number set forth on the back cover of the Offer to Purchase, and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the shareholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those Shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If Shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at Depository Trust Company (“DTC”) to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures. Participants in the KSOP and holders of Options should follow the instructions and procedures described in Section 4 of the Offer to Purchase to withdraw tendered Shares. Withdrawals of tenders of Shares may not be rescinded, and any Shares withdrawn will thereafter be deemed not properly tendered for purposes of the Offer. Withdrawn Shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3 of the Offer to Purchase.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. The Company also reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any shareholder, whether or not the Company waives similar defects or irregularities in the case of any other shareholder. None of the Company, the Depositary or MacKenzie Partners, Inc., which is serving as the information agent for the Offer (the “Information Agent”), will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Generally, the receipt of cash from the Company in exchange for a shareholder’s Shares will be a taxable event for the shareholder for U.S. federal income tax purposes. The receipt of cash for a shareholder’s Shares generally will be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for gain or loss treatment or (2) a distribution in respect of stock from the Company, as described in Section 15 of the Offer to Purchase. The Depositary (or other applicable withholding agent) will withhold U.S. federal taxes at a rate of 30% on the gross proceeds of the Offer paid to a non-U.S. shareholder, subject to reduction by applicable treaty or exemption for income that is “effectively connected with a U.S. trade or business,” as evidenced by forms that a non-U.S. shareholder furnishes to the Depositary (or other applicable withholding agent).

If you are a U.S. Holder, you should complete the Form W-9 included as part of the Letter of Transmittal. Any tendering shareholder that fails to complete, sign and return to the Depositary (or other applicable withholding agent) the Form W-9 included in the Letter of Transmittal (or other such Internal Revenue Service form as may be applicable) may be subject to U.S. backup withholding. Such withholding would be equal to 28% of the gross proceeds paid to the shareholder pursuant to the Offer.

The Offer to Purchase and the related Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Offer. The Company is mailing the Offer to Purchase and the related Letter of Transmittal to record holders of Shares whose names appear on the Company’s shareholder list, and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Please direct any questions, requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery (which will be promptly furnished to shareholders at the Company’s expense) to the Information Agent at the telephone numbers and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

CALL TOLL-FREE (800) 322-2885

Email: caseys@mackenziepartners.com

July 29, 2010